As filed with the Securities and Exchange Commission on November 2, 2015
File No. 001-32891

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________
FORM 10/A
(AMENDMENT NO. 6)
 ______________________________________
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or 12(g) of
The Securities Exchange Act of 1934
Hanesbrands Inc.

Maryland	20-3552316
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1000 East Hanes Mill Road Winston-Salem, North Carolina	27105
(Address of principal executive offices)	(Zip Code)

(336) 519-8080
Registrant’s telephone number, including area code
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	The New York Stock Exchange
Preferred Stock Purchase Rights	The New York Stock Exchange
Securities to be registered pursuant to Section 12(g) of the Act:
None
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer ☐
Non-accelerated filer	☐	Smaller reporting company ☐
(do not check if a smaller reporting company)

Explanatory Note
This Form 10/A is being filed by Hanesbrands Inc. (the “Company,” “we,” “our” and “us”) to amend and restate in its entirety Item 11 to the Form 10 filed with the Securities and Exchange Commission on May 24, 2006, as amended, solely for the purpose of reflecting the expiration on November 10, 2015 of the preferred stock purchase rights previously registered, the adoption of majority voting in the election of directors and certain revisions to Maryland law.

Item 11.        Description of Registrant’s Securities to be Registered.
The following description is a summary of the material terms of our capital stock and is qualified in its entirety by reference to our charter and bylaws which are incorporated hereby by reference. For a complete description, we refer you to the Maryland General Corporate Law and our charter and bylaws.
General
Our charter provides that we may issue up to 2 billion shares of common stock, par value $0.01 per share, and up to 50 million shares of preferred stock, par value $0.01 per share, and permits our board of directors, without stockholder approval, to amend the charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. As of October 29, 2015, there were 390,897,530 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. The Maryland General Corporation Law, or “MGCL,” provides that our stockholders are generally not obligated to us or our creditors with respect to our stock, except to the extent that the subscription price or other agreed upon consideration has not been paid.
Common Stock
Holders of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights. Holders of our common stock are entitled to receive dividends when authorized by our board of directors out of our assets legally available for the payment of dividends. Holders of our common stock are also entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. These rights are subject to, and may be adversely affected by, the preferential rights granted to any other class or series of our stock.
Each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors, subject to any voting rights granted to any other class or series of our stock. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. The affirmative vote of a majority of the total number of votes cast for and against a nominee at a stockholders meeting at which a quorum is present will be sufficient for the election of a director, and there is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors nominated for election.
Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, convert, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside of the ordinary course of business, unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter. However, a Maryland corporation may provide in its charter for the approval of these matters by a lesser percentage, as long as such percentage is not less than a majority of all the votes entitled to be cast on the matter. Our charter provides for approval by a majority of all the votes entitled to be cast in these situations, except for certain amendments to our charter relating to the removal of directors.
Holders of our common stock, solely by virtue of their holdings, do not have preemptive rights to subscribe for or purchase any shares of our capital stock which we may issue in the future.
Our common stock is and will remain uncertificated. Therefore our stockholders will not be able to obtain stock certificates.
Preferred Stock
Our charter authorizes our board of directors to authorize “blank check” preferred stock. Our board of directors can classify and issue from time to time any unissued shares of preferred stock and reclassify any previously classified but unissued shares of any class or series of common stock or any class or series of preferred stock. The applicable terms of a particular series of preferred stock will be set forth in the articles supplementary to our charter establishing such series of preferred stock. These terms must include, but are not limited to, some or all of the following:

•	title of the series;

•	the number of shares of the series, which number our board of directors may thereafter increase or decrease;

•	whether and in what circumstances the holder is entitled to receive dividends and other distributions;

•	whether (and if so, when and on what terms) the series can be redeemed by us or the holder or converted or exchanged by the holder;

•	whether the series will rank senior or junior to or on parity with any other class or series of preferred stock; and

•	voting and other rights of the series, if any.

Unless otherwise described in the articles supplementary, in the event we liquidate, dissolve or wind up our affairs, the holders of any series of preferred stock will have preference over the holders of common stock and any other capital stock ranking junior to such series for payment out of our assets of the amount specified in the applicable articles supplementary.
Holders of our preferred stock, solely by virtue of their holdings, do not have preemptive rights to subscribe for or purchase any shares of our capital stock which we may issue in the future.
Transfer Agent and Registrar
The transfer agent and registrar for the common stock is Computershare Investor Services, LLC.
New York Stock Exchange Listing
Our common stock is listed on the New York Stock Exchange under the symbol “HBI.”
Certain Provisions of Maryland Law and of Our Charter and Bylaws That Could Have the Effect of Delaying, Deferring or Preventing a Change in Control
Provisions of the MGCL, our charter and bylaws could make the following more difficult:

•	acquisition of us by means of a tender offer or merger;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.
These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging those proposals because negotiation with such proponent could result in an improvement of their terms.
Board of Directors
Our charter and bylaws provide that the number of our directors may be established by the board of directors. Our charter provides that any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors.
Our board of directors is not currently classified. However, it would be permissible under MGCL for our board of directors to classify or declassify itself without stockholder approval.
Our charter provides that, subject to the rights of one or more classes or series of preferred stock, a director may be removed from office only for cause and then only by the affirmative vote of the holders of at least two-thirds of the votes entitled to be cast in the election of such director. For the purpose of the charter, cause means the conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to the corporation through bad faith or active and deliberate dishonesty.
Authority to Issue “Blank Check” Preferred Stock
Our charter authorizes our board of directors to authorize “blank check” preferred stock. Our board of directors can classify and issue from time to time any unissued shares of preferred stock and reclassify any previously classified but unissued shares of any class or series of common stock or class or series of preferred stock. The applicable terms of a particular series of preferred stock shall be set forth in the articles supplementary to our charter establishing such series of preferred stock. These terms must include, but are not limited to, some or all of the following:

•	title of the series;

•	the number of shares of the series, which number our board of directors may thereafter increase or decrease;

•	whether and in what circumstances the holder is entitled to receive dividends and other distributions;

•	whether (and if so, when and on what terms) the series can be redeemed by us or the holder or converted by the holder;

•	whether the series will rank senior or junior to or on parity with any other class or series of preferred stock; and

•	voting and other rights of the series, if any.
Unless otherwise described in the articles supplementary, in the event we liquidate, dissolve or wind up our affairs, the holders of any series of preferred stock will have preference over the holders of common stock and any other capital stock ranking junior to such series for payment out of our assets of the amount specified in the applicable articles supplementary.
Holders of our preferred stock, solely by virtue of their holdings, do not have preemptive rights to subscribe for or purchase any shares of our capital stock which we may issue in the future.
Power to Reclassify Shares of Our Common and Preferred Stock
Our charter also authorizes our board of directors to classify and reclassify any unissued shares of our common stock and preferred stock into other classes or series of capital stock, and permits our board of directors, without stockholder approval, to amend the charter to increase or decrease the aggregate number of shares of capital stock or the number of shares of capital stock of any class or series that we have authority to issue. Prior to issuance of shares of each class or series, our board of directors is required under MGCL and by our charter to set the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series.
We believe that the power to issue additional shares of common stock or preferred stock and to classify or reclassify unissued shares of common stock or preferred stock and thereafter to issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The New York Stock Exchange currently requires stockholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock or in the amount of voting securities outstanding by at least 20%. If the approval of our stockholders is not required for the issuance of our common stock or preferred stock, our board of directors may determine not to seek stockholder approval. Although we have no present intention of doing so, we could issue a class or series of stock that could, depending on the terms of such class or series, have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of common stock or otherwise believed to be in the best interest of our stockholders.
Business Combinations
Under MGCL, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include certain mergers, asset transfers or issuances or reclassifications of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s shares; or

•
an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the stockholder otherwise would have become an interested stockholder.
After the five-year prohibition, any business combination between the corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•
two-thirds of the votes entitled to be cast by the holders of voting stock of the corporation other than voting shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

The statute provides for various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder and business combinations in which the common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.
The business combination statute could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise believed to be in the best interest of our stockholders.
Control Share Acquisitions
Maryland’s control share acquisition statute provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights, except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock, which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.
A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days after a request and written undertaking to consider the voting rights of the control shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including delivery of an acquiring person statement and a written undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.
If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value of the control shares is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or, if a meeting of stockholders is held at which the voting rights of the shares are considered and not approved, as of the date of such meeting. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may elect to exercise appraisal rights.
The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.
The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the charter or bylaws of the corporation.
Our bylaws contain a provision exempting any and all acquisitions by any person of shares of our stock from Maryland’s control share acquisition statute. Our board of directors may, however, amend or eliminate this provision in the future without stockholder approval.
Amendments to the Charter
Subject to certain exceptions, our charter may be amended only if declared advisable by the board of directors and approved by the affirmative vote of not less than a majority of all of the votes of our capital stock entitled to be cast on the matter. Among the exceptions, the board of directors may, without action by our stockholders, amend our charter to increase or decrease the aggregate number of shares of capital stock or the number of shares of capital stock of any class or series that we have authority to issue, or change the name or designation or par value of any class or series of our capital stock or the aggregate par value.
Advance Notice of Director Nominations and New Business
Our bylaws provide that with respect to an annual or special meeting of stockholders, nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders may be made only:

•	pursuant to our notice of the meeting;

•	by or at the direction of the board of directors; or

•
by a stockholder who is a stockholder of record as of the meeting date and as of the date notice of the nominee or proposal of business is delivered to us, who is entitled to vote at the meeting and who has complied with the advance notice procedures provided for in our bylaws.

In order to comply with the advance notice procedures of our bylaws, a stockholder must give written notice to our corporate secretary at least 120 days, but no more than 150 days in advance of the anniversary of the date that we mailed the notice for the preceding year’s annual meeting. For nominations to the board of directors, the notice must include information about the director nominee, including his or her name, holdings of our stock, as well as information required by SEC rules regarding elections to boards of directors. For other business that a stockholder proposes to bring before the meeting, the notice must include the reasons for proposing the business at the meeting and a discussion of the stockholder’s material interest in such business. Whether the notice relates to a nomination to the board of directors or to other business to be proposed at the meeting, the notice also must include information about the stockholder and the stockholder’s holdings of our stock.
With respect to special meetings of stockholders, only the business specified in our notice of the special meeting may be brought before the meeting. Nominations of persons for election to the board of directors at a special meeting may be made only:

•	by the board of directors; or

•
provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is a stockholder of record as of the meeting date and as of the date notice of the nominee or proposal of business is delivered to us, who is entitled to vote at the meeting and who has complied with the advance notice provisions provided for in our bylaws.

Stockholder Action by Written Consent
Our bylaws provide that any action required or permitted to be taken by our stockholders may be taken without a meeting only by a unanimous written consent of all of the stockholders entitled to vote on the matter or, if the action is advised and submitted to the stockholders for approval by the board of directors, by a written consent of stockholders entitled to cast not less than the minimum number of votes that would be necessary for such action at a meeting of stockholders.
Subtitle 8
Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Securities Exchange Act of 1934, as amended, and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in our charter or bylaws, to any or all of five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a special meeting of stockholders.

Pursuant to our charter, we have elected to be subject to the provision of Subtitle 8 that requires that vacancies on our board may be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already: (i) require a two-thirds vote for the removal of any director from the board; (ii) vest in the board the exclusive power to fix the number of directorships, and (iii) require, unless called by our chairman of the board, president, chief executive officer or our board, the request of holders of a majority of outstanding shares to call a special meeting.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 5 to the Form 10 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winston-Salem, State of North Carolina, on November 2, 2015.

HANESBRANDS INC.

By:	/s/ Joia M. Johnson
Joia M. Johnson
Chief Legal Officer, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Description
3.1
Articles of Amendment and Restatement of Hanesbrands Inc. (incorporated by reference from Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 5, 2006).

3.2
Articles Supplementary (Junior Participating Preferred Stock, Series A) (incorporated by reference from Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 5, 2006).

3.3
Articles of Amendment to Articles of Amendment and Restatement of Hanesbrands Inc. (incorporated by reference from Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 28, 2015).

3.4
Articles Supplementary (terminating the Junior Participating Preferred Stock, Series A) (incorporated by reference from Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 2, 2015).

3.5
Amended and Restated Bylaws of Hanesbrands Inc. (incorporated by reference from Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 2, 2015).